UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DATAWATCH CORPORATION

(Name of Subject Company (Issuer))

DALLAS MERGER SUB, INC.

a wholly-owned subsidiary of

ALTAIR ENGINEERING INC.

(Name of Filing Persons (Offerors))

Common Stock, $0.01 Par Value

(Title of Class of Securities)

237917208

(CUSIP Number of Class of Securities)

James R. Scapa

Chief Executive Officer

Altair Engineering Inc.

1820 E. Big Beaver Road

Troy, Michigan 48083

Telephone: 1 (248) 614-2400

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Peter Ehrenberg

Valeska Pederson Hintz

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

Telephone: +1 (212) 262-6700

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this Tender Offer Statement on Schedule TO is being filed by Altair Engineering Inc., a company organized under the laws of Delaware (the “Company”), and Dallas Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of the Company, pursuant to General Instruction D to Schedule TO related to a planned tender offer by Purchaser (the “Offer”) for all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Datawatch Corporation, a Delaware corporation (“Datawatch”). The planned tender offer will be made pursuant to an Agreement and Plan of Merger, dated as of November 5, 2018, by and among Purchaser, the Company and Datawatch, providing for the Offer and the merger (the “Merger”) of Purchaser with and into Datawatch.

On November 8, 2018, the Company hosted an analyst conference call, which included communications related to expected benefits of the Offer.

The foregoing communications are attached as Exhibit 99.1 hereto, which is incorporated herein by reference.

Notice to Investors/Important Additional Information will be Filed with the SEC

The Offer has not yet commenced. This report and the attached exhibit are for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell any securities of Datawatch nor are they a substitute for the tender offer materials that the Company will file with the SEC. The solicitation and the offer to purchase the Shares will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that the Company intends to file with the SEC. Thereafter, Datawatch will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. DATAWATCH’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Datawatch on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov or from the information agent named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by the Company under the “Investor Relations” section of the Company’s website at www.altair.com. Copies of the documents filed with or furnished to the SEC by Datawatch will be available at no charge under the “Investor Relations” section of Datawatch’s website at www.datawatch.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, the Company and Datawatch file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by the Company or Datawatch at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s and Datawatch’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Forward Looking Statements

Certain statements either contained in or incorporated by reference into this document are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of the Company and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements regarding the expected benefits and costs of the Offer, the Merger and the other transactions contemplated by the Merger Agreement; the expected timing of the completion of the Offer and the Merger; the ability of the Company, Purchaser and Datawatch to complete the Offer and the Merger considering the various conditions to the Offer and the Merger, some of which are outside the parties’ control, including those conditions related to regulatory approvals; any statements of expectation or belief; the possibility of any termination of the Merger Agreement; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to:

•	expected benefits that may not materialize as expected;

•	that the Offer and the Merger may not be timely completed, if at all;

•	uncertainties as to how many of Datawatch’s stockholders will tender their Shares in the Offer;

•	the risk that competing offers or acquisition proposals will be made;

•

the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger;

•

the effects of disruption on Datawatch’s business and the fact that the announcement and pendency of the transactions described in this release may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners;

•	that the parties are unable to successfully implement integration strategies; and

•

other risks that are described in the Company’s SEC reports, including, but not limited to, the risks described in the Company’s most recent Annual Report on Form 10-K for its fiscal year ended December 31, 2017 and Quarterly Reports on Form 10-Q and Datawatch’s most recent Annual Report on Form 10-K for its fiscal year ended September 30, 2017 and Quarterly Reports on Form 10-Q.

The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 12.	Exhibits.

99.1	Transcript of analyst conference call hosted by Altair Engineering Inc. held on November 8, 2018